Applied DNA Sciences, Inc.

50 Health Sciences Drive

Stony Brook, New York 11790

November 5, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied DNA Sciences, Inc.
Registration Statement on Form S-1
Filed September 18, 2019
(File No. 333-233830)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Applied DNA Sciences, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effectiveness of the registration statement on Form S-1 (File No. 333-233830) filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2019, as amended by Pre-Effective Amendment No. 1, as filed with the Commission on October 25, 2019, and Pre-Effective Amendment No. 2, as filed with the Commission on November 1, 2019, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time, on November 7, 2019, or as soon thereafter as practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the registration statement. The Registrant hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please contact Merrill M. Kraines, Esq. of Pepper Hamilton LLP, counsel to the Registrant, at (212) 808-2711.

[Signature page follows]

Very truly yours,

Applied DNA Sciences, Inc.

By:	/s/ James A. Hayward
James A. Hayward
President and Chief Executive Officer